UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AmNet Mortgage, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

03169A108 (CUSIP Number)

March 21, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03169A108	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flagg Street Partners LP I.R.S. Identification No. 16-1702721
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares 6 SHARED VOTING POWER 401,321 shares 7 SOLE DISPOSITIVE POWER 0 shares 8 SHARED DISPOSITIVE POWER 401,321 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,321 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03169A108	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flagg Street Partners Qualified LP I.R.S. Identification No. 16-1702722
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares 6 SHARED VOTING POWER 401,321 shares 7 SOLE DISPOSITIVE POWER 0 shares 8 SHARED DISPOSITIVE POWER 401,321 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,321 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03169A108	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flagg Street Offshore LP I.R.S. Identification No. 16-1702723
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares 6 SHARED VOTING POWER 401,321 shares 7 SOLE DISPOSITIVE POWER 0 shares 8 SHARED DISPOSITIVE POWER 401,321 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,321 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03169A108	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flagg Street Capital LLC I.R.S. Identification No. 74-3123494
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares 6 SHARED VOTING POWER 401,321 shares 7 SOLE DISPOSITIVE POWER 0 shares 8 SHARED DISPOSITIVE POWER 401,321 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,321 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03169A108	13G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Starr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares 6 SHARED VOTING POWER 401,321 shares 7 SOLE DISPOSITIVE POWER 0 shares 8 SHARED DISPOSITIVE POWER 401,321 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,321 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03169A108	13G	Page 7 of 10 Pages

Schedule 13G

Item 1	(a).	Name of Issuer: AmNet Mortgage, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 10421 Wateridge Circle, Suite 250, San Diego, CA 92121

Item 2	(a).

Names of Person Filing:

(1) Flagg Street Partners LP (“Partners”); (2) Flagg Street Partners Qualified LP (“Qualified”); (3) Flagg Street Offshore LP (“Offshore”); (4) Flagg Street Capital LLC (“Capital”) (the sole general partner of each of Partners, Qualified and Offshore); and (5) Jonathan Starr (the managing member of Capital with voting and investment authority). Partners, Qualified, Offshore, Capital and Jonathan Starr are collectively referred to as the “Reporting Persons”.

Item 2	(b).

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Partners, Qualified, Offshore, Capital and Jonathan Starr is 44 Brattle Street, Cambridge, MA 02138.

Item 2	(c).

Citizenship:

Each of Partners and Qualified is a limited partnership organized under the laws of the State of Delaware. Offshore is a limited partnership organized under the laws of the Cayman Islands. Capital is a limited liability company organized under the laws of the State of Delaware. Jonathan Starr is a United States citizen.

Item 2	(d).	Title of Class of Securities: This Schedule 13G relates to the Common Stock, $0.01 par value (“Common Stock”) of AmNet Mortgage, Inc. (the “Company”).

Item 2	(e).	CUSIP Number: 03169A108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the “Act”).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable.

CUSIP No. 03169A108	13G	Page 8 of 10 Pages

Item 4.	Ownership.

(a)

Amount Beneficially Owned:

On March 21, 2005, the Reporting Persons acquired 5.1% of the outstanding Common Stock of the Company. As of March 24, 2005, each of the following is the holder of record of the number of shares of Common Stock set forth opposite its or his name below under the column titled “Record Holder”, and the beneficial holder of the number of shares of Common Stock set forth opposite its or his name below under the column titled “Beneficial Holder”:

	Record Holder	Beneficial Holder
Partners	95,021 shares	401,321 shares
Qualified	107,519 shares	401,321 shares
Offshore	198,781 shares	401,321 shares
Capital	0 shares	401,321 shares
Jonathan Starr	0 shares	401,321 shares

By virtue of their relationship as affiliated entities with overlapping general partners, Partners, Qualified and Offshore may be deemed to beneficially own 401,321 shares of Common Stock. By virtue of its status as the sole general partner of Partners, Qualified and Offshore, Capital may be deemed to beneficially own 401,321 shares of Common Stock. By virtue of his status as the managing member of Capital with voting and investment authority, Jonathan Starr may be deemed to beneficially own 401,321 shares of Common Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of the Company, except any shares held directly of record or any shares in which they have an actual pecuniary interest.

(b)	Percent of Class:

Partners:	5.5%
Qualified:	5.5%
Offshore:	5.5%
Capital:	5.5%
Jonathan Starr:	5.5%

The foregoing percentages are calculated based upon the 7,310,194 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2004.

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: Not Applicable

	(ii)	shared power to vote or to direct the vote:

Partners:	401,321 shares
Qualified:	401,321 shares
Offshore:	401,321 shares
Capital:	401,321 shares
Jonathan Starr:	401,321 shares

(iii)	sole power to dispose or direct the disposition of: Not Applicable

(iv)	shared power to dispose or direct the disposition of:

Partners:	401,321 shares
Qualified:	401,321 shares
Offshore:	401,321 shares
Capital:	401,321 shares
Jonathan Starr:	401,321 shares

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable. The Reporting Persons expressly disclaim membership in a “group” as defined in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03169A108	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 29, 2005

FLAGG STREET PARTNERS LP

By: Flagg Street Capital LLC

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET PARTNERS QUALIFIED LP

By: Flagg Street Capital LLC

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET OFFSHORE LP

By: Flagg Street Capital LLC

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET CAPITAL LLC

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

/s/ Jonathan Starr
Jonathan Starr

CUSIP No. 03169A108	13G	Page 10 of 10 Pages

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of common stock of AmNet Mortgage, Inc.

FLAGG STREET PARTNERS LP

By: Flagg Street Capital LLC

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET PARTNERS QUALIFIED LP

By: Flagg Street Capital LLC

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET OFFSHORE LP

By: Flagg Street Capital LLC

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET CAPITAL LLC

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

/s/ Jonathan Starr
Jonathan Starr